November 22, 2010

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	RadiSys Corporation

Registration Statement on Form S-3

Filed October 26, 2010

File No. 333-170148

Dear Mr. Shuman:

This letter sets forth the response of RadiSys Corporation to your letter dated November 15, 2010, containing the comment of the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing. For your convenience, we have included the staff’s comment below.

Form S-3

Exhibit 5.1

1.	We note the following statement in the penultimate paragraph of the opinion:

“We understand that prior to offering for sale any Shares you will advise us in writing of the terms of the offering and of such Shares and will give us an opportunity to review the operative documents, including the applicable Prospectus Supplement, pursuant to which the Shares are to be offered, sold, and issued and will file as an exhibit to the Registration Statement any supplement or amendment to this opinion, if any, we reasonably consider necessary or appropriate by reason of the terms of such Shares or any changes in the Company’s capital structure or other pertinent circumstances.”

As you know, you must file an unqualified opinion regarding the legality of the securities being offered with every shelf takedown. Refer to Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations. However, the statement in the opinion implies that an updated opinion is only required if considered necessary or appropriate by counsel. Please obtain a revised opinion from counsel that omits this statement or advise.

Response

In response to the staff’s comment, we obtained a revised opinion of Oregon counsel, omitting the statement referenced above and filed such opinion today as Exhibit 5.1 to the Amendment No.1 to the Registration Statement on Form S-3 (Registration Statement No. 333-170148).

In connection with this response, we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to contact Amar Budarapu of Baker &McKenzie LLP at (214)978-3060 or the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian J. Bronson
Brian J. Bronson
Chief Financial Officer

cc:     Amar Budarapu, Baker & McKenzie LLP

RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

Fax: (503) 615-1150

www.radisys.com

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